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                           May 18, 2023

       Jeff Hartlin
       Partner
       Paul Hastings LLP
       1117 S. California Avenue
       Palo Alto, CA 94304

                                                        Re: Masimo Corporation
                                                            PREC14A filed May
12, 2023
                                                            File No. 001-33642

       Dear Jeff Hartlin :

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used herein have the same meaning as in your proxy statement.

       Preliminary Schedule 14A filed May 12, 2023

       Fiscal 2022 Corporate Performance Highlights, page 17

   1. Refer to the bar graph on page 18 containing certain non-GAAP measures. Please revise to present, with equal
or greater prominence, the most directly comparable financial measures calculated and
presented in accordance with GAAP. Please refer to Item
                                                        10(e)(1)(i)(A) of
Regulation S-K.
       Background to the Solicitation, page 26

   2.                                                   Words appear to be
missing in the following sentence fragment on page 27:    While
                                                        Company management
offered to provide Mr. Koffey non-public information about the
                                                        Company and management
 s business strategies, subject to executing a customary non-
                                                        disclosure agreement.
 Please revise or advise.
   3.                                                   We note your disclosure
on pages 28-29 that    Mr. Kiani [] agreed to waive the DCCP for
 Jeff Hartlin
FirstName   LastNameJeff Hartlin
Paul Hastings  LLP
Comapany
May  18, 2023NamePaul Hastings LLP
May 18,
Page  2 2023 Page 2
FirstName LastName
         purposes of the 2023 Annual Meeting    (emphasis added). However,
elsewhere in your
         proxy statement, you state that, in connection with the January 14, 2022 amendments to
         Mr. Kiani   s employment agreement,    Mr. Kiani has voluntarily
irrevocably and
         permanently waived his right to treat the appointment of any lead independent director as
            Good Reason    under his employment agreement with the Company, to
terminate
         employment, and to receive contractual separation payments on this
basis    (emphasis
         added). Please clarify whether Mr. Kiani   s waiver of the DCCP
relates solely to the 2023
         Annual Meeting.
Proposal 1 - Election of Directors, page 122

4. Refer to the last two paragraphs on page 122 regarding the treatment of unmarked proxy cards versus voting instruction forms. You state that proxy cards that are unmarked as to
         Proposal 1 will be voted in accordance with the Board's recommendation. However, signed and returned voting instruction forms will be voted "WITHHOLD" on all nominees. With a view to revised disclosure, please explain the reason for the different treatment of the proxies and voting instruction forms here. We further note the disclosure on the proxy card as to how signed but unmarked proxy cards will be voted. Similarly, explain how signed but unmarked voting forms will be treated.
Proposal 6 - Advisory Vote to Approve the Increase to the Total Number of Authorized
Members of our Board..., page 129

5. Please describe the impact of the Board expansion if Politan's two nominees are elected.
         That is, discuss whether the expansion may have the effect of diluting the voting power of the Politan nominees if they are elected to the Board.
6. Disclose the anticipated timing of the Board expansion. In addition, expand to discuss how the Board will make the determination whether or not to abandon the Board expansion if Proposal 6 is not approved by shareholders.
Questions and Answers You May Have About These Proxy Materials and Voting, page 135

7.       We note your disclosure on page 124 that    the holders of a majority
of the shares present
         or represented by proxy and voting at the Annual Meeting (which shares voting affirmatively also constitute at least a majority of the required quorum) will be required to ratify the selection of Grant Thornton as our independent registered public accounting
         firm...    However, disclosure on pages 141 and 142 states that the
vote required for the
         proposal is    Majority Cast,    meaning    the number of votes cast
 for    the proposal must
         exceed the number of votes cast    against    such proposal.    Given
this apparent
         discrepancy, please revise or advise.
How do I vote?, page 138

8. It is our understanding that voting by telephone is not possible in proxy contests involving a universal proxy card. Please revise or advise.
 Jeff Hartlin
Paul Hastings LLP
May 18, 2023
Page 3
Form of Proxy, page E-6

9. Please ensure that the form of proxy is marked as "Preliminary." See Rule 14a-6(e)(1).
General

10. We understand from disclosure in the revised Politan proxy statement that Masimo provided the notice of its nominees for the director election on May 9, 2023. If this is the case, it appears that the notice was untimely under Rule 14a-19(d). Please advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNameJeff Hartlin                                 Sincerely,
Comapany NamePaul Hastings LLP
                                                               Division of
Corporation Finance
May 18, 2023 Page 3                                            Office of
Mergers & Acquisitions
FirstName LastName